UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OKEANIS ECO TANKERS CORP.
(Name of Issuer)

Common Shares, par value $0.001 per share
(Title of Class of Securities)

Y64177101
(CUSIP Number)

November 13, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	Y64177101

1.	NAMES OF REPORTING PERSONS

Hospitality Assets Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,646,063

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,646,063

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,646,063

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

20.6%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Percentage calculations based on 32,194,108 common shares outstanding, which number of shares does not include any treasury shares held by the issuer, as reflected in the issuer’s Form 6-K furnished to the Securities and Exchange Commission on November 8, 2024. This Amendment No. 1 to the Schedule 13G originally filed on January 2, 2024 is being filed to reflect that one of the former reporting persons (Sea Shell Enterprises Limited) is, and the shares owned by such reporting person are, no longer controlled by Mr. Alafouzos and therefore is not included in this Schedule 13G.

Page 2 of 8 pages

CUSIP No	Y64177101

1.	NAMES OF REPORTING PERSONS

Themistoklis Alafouzos

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,646,063*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,646,063*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,646,063*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
Not Applicable.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

20.6%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Mr. Alafouzos may be deemed to beneficially own common shares through Hospitality Assets Corp., an entity controlled by Mr. Alafouzos. Mr. Alafouzos disclaims beneficial ownership in the common shares reported herein except to the extent of his pecuniary interest therein.

** Percentage calculations based on 32,194,108 common shares outstanding, which number of shares does not include any treasury shares held by the issuer, as reflected in the issuer’s Form 6-K furnished to the Securities and Exchange Commission on November 8, 2024. This Amendment No. 1 to the Schedule 13G originally filed on January 2, 2024 is being filed to reflect that one of the former reporting persons (Sea Shell Enterprises Limited) is, and the shares owned by such reporting person are, no longer controlled by Mr. Alafouzos and therefore is not included in this Schedule 13G.

Page 3 of 8 pages

CUSIP No	Y64177101

Item 1.	(a).	Name of Issuer:

Okeanis Eco Tankers Corp. (the “Issuer”)

	(b).	Address of Issuer’s Principal Executive Offices:

c/o OET Chartering Inc.
Ethnarchou Makariou Ave., & 2 D. Falireos St. 185 47 N. Faliro, Greece

Item 2.	(a).	Name of person filing:

Hospitality Assets Corp. (“Hospitality”) Themistoklis Alafouzos (“Mr. Alafouzos” and together with Hospitality, the “Reporting Persons”)

(b).	Address of principal business office, or if none, residence:

The principal business office of each Reporting Person is: Ethnarchou Makariou Ave., & 2 D. Falireos St.
185 47 N. Faliro, Greece

(c).	Citizenship:

Hospitality is a Marshall Islands corporation. Mr. Alafouzos is a Greek citizen.

(d).	Title of class of securities:

Common Shares, par value $0.001 per share

(e).	CUSIP No.:

Y64177101

Item 3.	If This Statement is filed pursuant to Rules 240.13d-1(b), or 13d-2(b), or (c), check whether the person filing is a: Not applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

Page 4 of 8 pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a) Amount beneficially owned:

Mr. Alafouzos: 6,646,063

Hospitality: 6,646,063

(b) Percent of class:

Mr. Alafouzos: 20.6%

Hospitality: 20.6%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote.

Mr. Alafouzos: 0

Hospitality: 0

(ii) Shared power to vote or to direct the vote.

Mr. Alafouzos: 6,646,063

Hospitality: 6,646,063

(iii) Sole power to dispose or to direct the disposition of.

Mr. Alafouzos: 0

Hospitality: 0

(iv) Shared power to dispose or to direct the disposition of.

Mr. Alafouzos: 6,646,063

Hospitality: 6,646,063

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not applicable. However, this Amendment No. 1 is being filed to reflect that one of the former reporting persons (Sea Shell Enterprises Limited) is, and the shares owned by such reporting person are, no longer controlled by Mr. Alafouzos and therefore is not included in this Schedule 13G.

Page 5 of 8 pages

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
Not applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.
Not applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
Not applicable

Item 10.	Certifications.

Not applicable

Page 6 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2024
Date

/s/ Themistoklis Alafouzos
Themistoklis Alafouzos

HOSPITALITY ASSETS CORP.

By: /s/ Antonios Kyrou
Name: Antonios Kyrou
Title: Secretary

* Each Reporting Person disclaims beneficial ownership in the Issuer’s Common Shares, par value $0.001 per share, reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Page 7 of 8 pages

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G or, to the extent required by applicable law, Schedule 13D with respect to the common shares of Okeanis Eco Tankers Corp., beneficially owned by them, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13G or, if applicable, Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13G or, to the extent required by applicable law, Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13G or Schedule 13D by reason of entering into this Joint Filing Agreement.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 13th day of November, 2024.

/s/ Themistoklis Alafouzos
Themistoklis Alafouzos

HOSPITALITY ASSETS CORP.

By: /s/ Antonios Kyrou
Name: Antonios Kyrou
Title: Secretary

Page 8 of 8 pages